The St Joe Company
Supplemental Calculation of Selected Consolidated Financial Data
Exhibit 99.01
(Dollars in thousands)

The following table calculates EBITDA:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001

Income from continuing operations before income taxes and minority interest	$20,701	$32,087	$137,250	$49,698
Additions:
Depreciation and amortization	5,301	4,804	10,250	9,537
Interest expense	6,470	4,314	11,419	8,522
Other	507	496	1,058	520
Deductions:
Gain on settlement of forward sale contract	—	—	(94,698)	—
(Gain) loss on valuation of derivatives	1,083	(3,354)	222	(5,051)
Minority interest	(349)	502	(565)	469

EBITDA	$33,713	$38,849	$64,936	$63,695